Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                       Subject Company: Franco-Nevada Mining Corporation Limited
                                                    Commission File No. 33-80667



[Franco-Nevada Logo]                                       20 Eglinton Ave. West
                                                            Suite 1900, Box 2005
FRANCO-NEVADA                                                    Toronto M4R 1K8
MINING CORPORATION LIMITED                                                Canada
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                                                                   PRESS RELEASE
                                                                January 10, 2002


FOR IMMEDIATE RELEASE

FRANCO-NEVADA NOTES SEC DECLARES NEWMONT REGISTRATION STATEMENTS EFFECTIVE
o   BUSINESS COMBINATION OF FRANCO-NEVADA AND NEWMONT ON TRACK
o   BID FOR NORMANDY BY NEWMONT TO BE MAILED TO US AND CANADIAN SHAREHOLDERS
o   NEWMONT SPECIAL MEETING TO BE HELD ON FEBRUARY 13, 2002

Franco-Nevada Mining Corporation (TSE: FN) notes that Newmont Mining Corporation (NYSE: NEM) announced today that the United States Securities and Exchange Commission has declared effective its registration statements relating to Newmont's bid for Normandy Mining Limited (ASX: NDY) and the special meeting of Newmont shareholders to consider matters relating to the Normandy bid and Newmont's acquisition of Franco-Nevada.

Newmont's bid for Normandy will now be made to, and can be accepted by, Normandy shareholders in the United States and Canada. Newmont's Offer Document and related materials are being mailed to Normandy shareholders in the United States and Canada. Newmont's bid is scheduled to expire on February 15, 2002 at 7:00 p.m. local time in Sydney, which is 3:00 a.m. in Toronto.

The Normandy Board, subject to its fiduciary duties, has recommended Newmont's bid to Normandy shareholders and has recommended rejection of the AngloGold bid. Normandy's CEO and Chairman, Mr. Robert Champion de Crespigny, and each of the other Normandy directors who hold shares in Normandy, intend to accept the Newmont bid in respect of all of the Normandy shares they hold. Normandy's largest shareholder, Franco-Nevada, has committed its 19.8% interest in Normandy to Newmont's bid as well.

Shareholders of Franco-Nevada will meet on January 30, 2002 to approve Newmont's acquisition of Franco-Nevada. The special meeting of Newmont shareholders to consider matters relating to Newmont's bid for Normandy and acquisition of Franco-Nevada will be held on February 13, 2002.

"Clearing the SEC is a major accomplishment. We are ahead of the timetable that we contemplated when we began this process. We continue to believe, that both transactions can be completed in mid-February," said Seymour Schulich, Chairman and Co-Chief Executive Officer of Franco-Nevada.

For further information, please contact:
                        Sharon Dowdall,
                        Vice President, General Counsel & Secretary
                        Tel: 416-480-6491
                        HTTP://WWW.FRANCO-NEVADA.COM

                                     # # #

    Shareholders should obtain current quotes for the Newmont, Normandy and
                               AngloGold shares.

IMPORTANT NOTICE

Although the Normandy Board, subject to its fiduciary duties, has recommended Newmont's offer to Normandy shareholders, Normandy has not provided unqualified assistance to Newmont in making its offer. Among other things, Normandy has refused to provide Newmont with certain financial information, and it has not permitted its auditors to issue a consent in respect of financial information relating to Normandy.

CAUTIONARY STATEMENT

This press release contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expects," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation has filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 (which includes an Offer Document) and a Proxy Statement/Prospectus on Schedule 14A. Investors and security holders are advised to read the Offer Document and the Proxy Statement/Prospectus, because they contain important information. Investors and security holders may obtain free copies of the Offer Document and the Proxy Statement/Prospectus and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the Offer Document and the Proxy Statement/Prospectus and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.

PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.




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